Exhibit 99.3

HUHUTECH International Group Inc. Announces First Half of Fiscal Year 2025 Financial Results

Wuxi, China, September 19, 2025 /PRNewswire/ -- HUHUTECH International Group Inc. (Nasdaq: HUHU) (the “Company” or “HUHUTECH”), a professional provider of factory facility management and monitoring systems, today announced its unaudited financial results for the first half of fiscal year 2025 ended June 30, 2025.

Mr. Yujun Xiao, Chief Executive Officer of HUHUTECH, commented, “We are pleased to report a 10.9% increase in total revenue for the first half of fiscal year 2025, reaching $9.8 million. This growth is primarily driven by our strategic expansion into the Japanese market, where we have significantly increased our client base and project volume. Our Japanese subsidiary has completed 155 projects and contributed 60.9% of our total revenue in the first half of fiscal year 2025, a significant increase from 54 projects and 47.6% of total revenue in the same period last year. Excluding the impact of increased share-based compensation, our underlying business performance remained stable, and we are confident that our equity incentive plan is a long-term investment in our people that will enhance our ability to attract and retain talent, aligning our team’s commitment with the interests of our shareholders.”

Mr. Xiao continued, “In line with our global growth strategy, we have established a subsidiary in the United States and acquired our German subsidiary, extending our reach into two of the world’s most dynamic semiconductor markets. By providing comprehensive and localized system integration solutions, we are well positioned to empower the development of infrastructure for local semiconductor manufacturing clusters. Looking ahead, we will continue to invest in our international operations and expand our capabilities to serve an increasingly global customer base. We remain confident in our strategic direction and are committed to delivering growing long-term value to our shareholders.”

First Half of Fiscal Year 2025 Financial Summary

●	Total revenue was $9.8 million for the first half of fiscal year 2025, an increase of 10.9% from $8.9 million for the same period of last year.

●	Gross profit was $3.1 million for the first half of fiscal year 2025, compared to $3.2 million for the same period of last year.

●	Gross margin was 32.0% for the first half of fiscal year 2025, compared to 35.6% for the same period of last year.

●	Net loss was $8.7 million for the first half of fiscal year 2025, compared to net income of $0.8 million for the same period of last year.

●	Basic and diluted loss per share were $0.38 for the first half of fiscal year 2025, compared to basic and diluted earnings per share of $0.04 for the same period of last year.

First Half of Fiscal Year 2025 Financial Results

Revenues

Total revenue was $9.8 million for the first half of fiscal year 2025, an increase of 10.9% from $8.9 million for the same period of last year. The overall increase in total revenue was primarily attributable to a $0.7 million increase in revenue from system integration projects and a $0.4 million increase in revenue from product sales.

●	Revenue from system integration projects was $9.4 million for the first half of fiscal year 2025, an increase of 8.5% from $8.7 million for the same period of last year. The increase was due to the expansion of the Company’s business in the Japanese market for the first half of fiscal year 2025.

●	The Company did not generate revenue from engineering consulting services for the first half of fiscal year 2025. Revenue from engineering consulting services was $0.2 million for the same period of last year. The decrease was mainly due to a shift of focus on system integration projects for first half of fiscal year 2025.

●	Revenue from product sales was $0.4 million for the first half of fiscal year 2025, an increase of 1,029.8% from $0.04 million for the same period of last year. The increase of product sales revenue was due to increase in product needs along with system integration projects for the first half of fiscal year 2025.

Cost of Revenues

Cost of revenue was $6.7 million for the first half of fiscal year 2025, an increase of 17.1% from $5.7 million for the same period of last year.

Gross Profit and Gross Margin

Gross profit was $3.1 million for the first half of fiscal year 2025, a decrease of 0.4% from $3.2 million for the same period of last year. Gross profit for system integration projects was $3.1 million for the first half of fiscal year 2025, an increase of 2.7% from $3.0 million for the same period of last year. Gross profit for product sales was $39,864 for the first half of fiscal year 2025, an increase of 296.7% from $10,049 for the same period of last year.

Gross margin was 32.0% for the first half of fiscal year 2025, decreased from 35.6% for the same period of last year.

Operating Expenses

Total operating expenses were $11.8 million for the first half of fiscal year 2025, an increase of 511.5% from $1.9 million for the same period of last year.

●	Selling expenses were $0.9 million for the first half of fiscal year 2025, an increase of 79.9% from $0.5 million for the same period of last year. The increase was mainly due to the operation increased business promotion expenses of HUHU Technology Co., Ltd. (“HUHU Japan”).

●	General and administrative expenses were $10.3 million for the first half of fiscal year 2025, an increase of 1,035.3% from $0.9 million for the same period of last year. The significant increase in G&A expenses was contributed by (i) an approximately $8.8 million increase in share-based compensation; (ii) an approximately $0.2 million increase in salary and compensation; (iii) an approximately $0.2 million increase in other items including lease expenses and office expenses.

●	R&D expenses stayed at $0.5 million for the first half of fiscal year 2025 and 2024.

Net Income (Loss)

Net loss was $8.7 million for the first half of fiscal year 2025, compared to net income of $0.8 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share were $0.38 for the first half of fiscal year 2025, compared to basic and diluted earnings per share of $0.04 for the same period of last year.

Financial Condition

As of June 30, 2025, the Company had cash of $3.0 million, compared to $3.1 million as of December 31, 2024.

Net cash used in operating activities for the first half of fiscal year 2025 was $0.5 million, compared to net cash provided by operating activities of $0.3 million for the same period of last year.

Net cash used in investing activities for the first half of fiscal year 2025 was $0.1 million, compared to $1.6 million for the same period of last year.

Net cash used in financing activities for the first half of fiscal year 2025 was $0.04 million, compared to net cash provided by financing activities of $3.0 million for the same period of last year.

About HUHUTECH International Group Inc.

HUHUTECH International Group Inc. is a professional provider of factory facility management and monitoring systems. Through its subsidiaries in China, Japan, the United States, and Germany, HUHUTECH designs and provides customized high-purity gas and chemical production system and equipment. The Company's products mainly include high-purity process systems (HPS) and factory management control systems (FMCS), which effectively increase operation efficiency by using standardized module software. The modularity of HUHUTECH's software solution reduces the errors caused by frequent updates of the program. As a nationally recognized brand, HUHUTECH serves major players in the pan-semiconductor industry. Its products and services are widely used by semi-conductor manufacturers, LED and micro-electronics factories, as well as some pharmaceutical, food and beverage manufacturers. For more information, please visit the Company's website: ir.huhutech.com.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (“SEC”).

For more information, please contact:

HUHUTECH International Group Inc.

Investor Relations Department

Email: ir@huhutech.com.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2025	2024
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$2,978,868	$3,102,865
Restricted cash	57,151	220,261
Note receivable	6,587	254,092
Accounts receivable, net	11,170,072	9,633,289
Accounts receivable – a related party	950,052	—
Inventories	982,954	1,175,241
Advance to vendors	348,713	150,637
Prepayments and other assets, net	181,046	80,137
TOTAL CURRENT ASSETS	16,675,443	14,616,522

Property, plant and equipment, net	5,016,051	4,978,080
Intangible assets, net	65,793	79,985
Deferred tax assets	526,349	326,087
Right-of-use assets, net	168,375	183,815
TOTAL ASSETS	$22,452,011	$20,184,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank loans	$2,861,690	$5,273,678
Long-term bank loan - current	251,270	—
Loan payable from third-party	500,000	—
Notes payable	190,501	733,996
Accounts payable	5,014,033	4,466,933
Due to a related party	506,115	246,454
Advance from customers	2,028,683	1,403,628
Accrued expenses and other liabilities	1,398,421	732,419
Taxes payable	204,332	356,889
Operating lease liabilities – current	119,579	104,088
TOTAL CURRENT LIABILITIES	13,074,624	13,318,085
Long term bank loans	2,421,807	260,299
Operating lease liabilities – non-current	13,867	80,636
TOTAL LIABILITIES	15,510,298	13,659,020

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value, 20,000,000,000 shares authorized, 23,173,413 and 21,173,413 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	58	53
Additional paid-in capital	13,495,345	4,695,350
Statutory reserves	343,077	343,077
(Accumulated deficit) retained earnings	(6,704,455)	2,026,786
Accumulated other comprehensive loss	(192,312)	(539,797)
TOTAL SHAREHOLDERS’ EQUITY	6,941,713	6,525,469
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,452,011	$20,184,489

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Revenues – third parties	$9,337,289	$8,853,479
Revenues – related party	480,183	—
Total Revenues	9,817,472	8,853,479
Cost of revenues – third parties	6,533,648	5,137,460
Cost of revenues – related party	144,628	565,466
Total cost of revenues	6,678,276	5,702,926
Gross profit	3,139,196	3,150,553

Operating expenses:
Selling expenses	899,367	500,032
General and administrative expenses	10,330,446	909,952
Research and development expenses	520,479	511,674
Total operating expenses	11,750,292	1,921,658
(Loss) Income from operations	(8,611,096)	1,228,895

Other income (expense):
Interest income	6,736	1,523
Interest expense	(64,246)	(49,185)
Other expense, net	2,051	(100,698)
Total other expense, net	(55,459)	(148,360)

(Loss) income before income taxes	(8,666,555)	1,080,535

Provision for income taxes	64,686	231,208

Net (loss) income	(8,731,241)	849,327

Comprehensive income (loss)
Foreign currency translation adjustments	347,485	(336,141)
Comprehensive (loss) income	$(8,383,756)	$513,186

(Loss) earnings per share
Basic and diluted	$(0.38)	$0.04

Weighted average number of shares outstanding
Basic and diluted	23,018,717	20,000,000

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(8,731,241)	$849,327
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	169,951	223,891
Provision for credit losses	30,265	26,263
Deferred tax benefit	(191,703)	(3,939)
Amortization of operating lease right-of-use assets	73,034	55,659
Share-based compensation	8,800,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,375,962)	(1,365,703)
Accounts receivable - related party	(938,394)	—
Notes receivable	249,223	(3,881)
Inventories	211,917	(277,321)
Prepayments and other assets	(98,286)	(19,867)
Advance to vendors	(195,164)	(687,971)
Advance to vendors – related party	—	(69,300)
Due from related parties	—	(578,513)
Accounts payable	467,452	48,242
Accrued expenses and other liabilities	645,080	159,134
Advance from customers	591,122	1,710,559
Taxes payable	(157,026)	291,930
Operating leases liabilities	(73,671)	(55,428)
Net cash (used in) provided by operating activities	(523,403)	303,082

Cash flows from investing activities:
Additions to property, plant, and equipment	(93,665)	(1,556,739)
Additions to intangible assets	(5,236)	—
Net cash used in investing activities	(98,901)	(1,556,739)

Cash flows from financing activities:
Repayments to related parties	—	(868,438)
Advances from related parties	261,158	—
Loan from third-party	500,000	—
(Repayments of) proceeds from bank acceptance notes payable, net	(550,559)	427,044
Proceeds from short-term bank loans	5,403,440	4,487,582
Repayment of short-term bank loans	(7,995,277)	(1,663,202)
Proceeds from long-term bank loans	2,412,000	693,001
Repayment of long-term bank loans	(74,088)	—
Payment of offering costs	—	(89,667)
Net cash (used in) provided by financing activities	(43,326)	2,986,320

Effect of exchange rate changes on cash and restricted cash	378,523	(265,228)
Net (decrease) increase in cash and restricted cash	(287,107)	1,467,435
Cash and restricted cash at the beginning of period	3,323,126	2,846,659
Cash and restricted cash at the end of period	$3,036,019	$4,314,094

Reconciliation of cash and restricted cash, end of period
Cash	$2,978,868	$4,120,178
Restricted cash	57,151	193,916
Cash and restricted cash at the end of period	$3,036,019	$4,314,094

Supplemental cash flow disclosures:
Cash paid for income tax	$1,795	$97,101
Cash paid for interest	$40,657	$36,403

Non-cash investing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$54,345	$15,287